UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware   **75-1670945**

(State of Incorporation)   *(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana   **46528**

(Address of principal executive offices)   (Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On November 4, 2003, Supreme Industries, Inc. issued a press release reporting its results for the fiscal quarter ended September 27, 2003. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7. **Financial Statements and Exhibits.**

    c.   Exhibits

        99.1   Press release dated November 4, 2003, announcing the Registrant's results for the fiscal quarter ended September 27, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

                SUPREME INDUSTRIES, INC.

Dated: November 7, 2003   BY: /s/ ROBERT W. WILSON
                      Robert W. Wilson
                      Executive Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

                      (Signing on behalf of the Registrant and as Principal Financial Officer)

EXHIBIT INDEX

99.1   Press release dated November 4, 2003, announcing the Registrant's results for the fiscal quarter ended September 27, 2003.

Exhibit 99.1

For Immediate Release

Contact: Robert W. Wilson
             Executive Vice President
             (574) 642-3070

Supreme Industries Reports Revenues and Earnings for Third Quarter and First Nine Months of 2003

Goshen, Indiana (November 4, 2003) -- Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced financial results for the 2003 third quarter and nine month period ended September 27, 2003.

Gradually improving economic conditions in the commercial truck and transportation industries resulted in higher revenues in the third quarter of 2003. The Company recorded revenues of $58.1 million for the quarter ended September 27, 2003, compared to $51.0 million for the same period last year. This brings the nine months revenues to $168.6 million, compared to $160.4 million for the same period in 2002.

Improved revenue and a favorable inventory adjustment contributed to the gross profit margin which increased to 14.9% from 12.3% for the same quarter a year ago.

Net income for 2003's third quarter was $1.8 million or $0.15 per share compared to $0.4 million or $0.04 per share in 2002's third quarter. The Company's 2003 nine months net income was $3.5 million or $0.29 per share, compared to $3.4 million or $0.28 per share for the same period in 2002.

The Company's balance sheet at the end of third quarter, compared with the prior year end, continued to strengthen as stockholders' equity improved 5.3% to $62.2 million. In addition, working capital increased to $34.7 million with the principal contributing factors being an increase in accounts receivable associated with higher revenues, and an increase in inventories principally relating to the purchase of chassis required to fill bus orders. The Company continues to aggressively manage its working capital assets.

Because of the improving outlook and the Company's strong balance sheet, the Board of Directors approved a 10% stock dividend and a $0.025 cash dividend on the post dividend shares both of which were paid in October 2003. The cash dividend represents the first of what is intended to become a continuing series of quarterly cash dividends, business conditions permitting.

Omer Kropf, President of Supreme Corporation, Supreme Industries' operating subsidiary stated, "Our business trends are beginning to show signs of improvement. Based on incoming order rates and scheduled shipments, financial results should be higher in the fourth quarter compared with the same period last year. If business trends remain firm, the new year should be off to a good start."

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern at www.supremeind.com.

Supreme Industries, Inc., is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans(R) line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements, other than historical facts, that reflect the views of Company management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend" and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials and severe interest rate increases. The forward-looking statements contained herein reflect the current views of Company management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

(Tables follow)

Supreme Industries, Inc. and Subsidiaries
Consolidated Statements of Income

| | Three Months Ended | | Nine Months Ended | |
	September 27, 2003	September 28, 2002	September 27, 2003	September 28, 2002
Revenues......................................	$ 58,061,838	$ 50,977,060	$ 168,635,307	$ 160,358,253
Costs and expenses:				
Cost of sales.........................	49,404,552	44,697,538	145,994,520	137,211,203
Selling, general and administrative............	5,557,003	5,384,100	16,412,993	16,859,731
Interest................................	164,683	200,745	606,535	748,336
	55,126,238	50,282,383	163,014,048	154,819,270
Income before income taxes....	2,935,600	694,677	5,621,259	5,538,983
Income taxes........................	1,127,000	270,000	2,157,000	2,149,000
Net income................	$ 1,808,600	$ 424,677	$ 3,464,259	$ 3,389,983
Earnings per share:				
Basic....................................	$.15	$.04	$.29	$.28
Diluted................................	.15	.04	.29	.28
Shares used in the computation earnings per share:				
Basic..........................	11,916,728	11,913,575	11,912,717	11,894,958
Diluted.......................	12,130,509	12,092,533	12,078,801	12,115,743

Supreme Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

	September 27, 2003	December 28, 2002
Assets		
Current assets......................	$ 57,424,445	$ 47,815,309
Property, plant and equipment, net...........	34,791,471	35,602,888
Intangible assets, net...........	829,508	868,164
Other assets.........................	3,276,238	3,061,733
Total assets....................................	$ 96,321,662	$ 87,348,094
Liabilities		
Current liabilities.................	$ 22,766,662	$ 18,914,671
Long-term debt.....................	9,444,264	7,366,858
Deferred income taxes.........	1,902,241	1,844,894
Other long-term liabilities...	58,436	209,348
Total liabilities..............................	34,171,603	28,335,771
Total stockholders' equity............	62,150,059	59,012,323
Total liabilities and stockholders' equity....................................	$ 96,321,662	$ 87,348,094